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                                                                    EXHIBIT 30


                              THE LOEWEN GROUP INC.

                                   ADDENDUM TO
                     1994 MANAGEMENT EQUITY INVESTMENT PLAN



     This Addendum describes the investment options (the "Options") offered for sale to certain key employees of subsidiaries of Loewen Group International, Inc. ("LGII") under the 1994 Management Equity Investment Plan (the "MEIP"). The MEIP was approved by the Board of Directors of The Loewen Group Inc. ("TLGI") in March 1994, and by the shareholders of TLGI in May 1994.

     The complete terms and conditions of the MEIP are set forth in the 1994 Management Equity Investment Plan and the forms of Investment Option Agreement and Exchangeable Floating Rate Debenture Due 2001 that have been delivered to each Participant. Additional copies of such documents are available upon request at the office of the committee that administers the MEIP (the "MEIP Administrator").

     The MEIP also provides for the execution of a Purchase Agreement by Raymond
L. Loewen, LGII and Loewen Management Investment Corporation ("LMIC"), a wholly-owned subsidiary of LGII (the "Purchase Agreement"). This Addendum does not provide information regarding the Purchase Agreement.

     The term "Company" refers to TLGI and its subsidiaries. All dollars amounts herein are in Untied States dollars, unless otherwise indicated.

OVERVIEW

     Under the MEIP, LGII will sell $127.7 million of Exchangeable Floating Rate Debentures due July 15, 2001 ("Debentures") to LMIC. LMIC will finance 95% of the acquisition amount of the Debentures, approximately $121.3 million, through a syndicate of third-party lenders. The remaining 5% of the acquisition amount of the Debentures, approximately $6.4 million, will be financed as follows: (i) LMIC will sell to the eligible employers who have elected to participate in the MEIP ("Participants") approximately $4.15 million of Options; and (ii) Raymond
L. Loewen will pay LMIC $2.25 million as a down payment under the Purchase Agreement.

     The consideration paid by a Participant for an Option will be equal to 5% of the aggregate principal amount of the Debentures to which the Option relates.

     Absent certain extraordinary circumstances, beginning in 1999 the Participants will have the right to exercise Options to purchase Debentures. When acquired by a Participant, each $300.40 of Debentures must be exchanged immediately for one

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Convertible First Preferred Share, Series B, of TLGI (the "Convertible Preferred
Shares"). Convertible Preferred Shares obtained by Participants resident in the United States ("U.S. Participants") will be convertible at any time, in the discretion of such holder, into TLGI Common shares without par value ("Common Shares") on a 1:10 basis. For certain tax reasons applicable only to Canadian residents, Convertible Preferred Shares obtained by Participants resident in Canada ("Canadian Participants") will be converted immediately into Common
Shares on a 1:10 basis.

     The discussion in this Addendum assumes that Convertible Preferred Shares obtained by each United States and Canadian Participant will be converted immediately into Common Shares.

QUESTIONS AND ANSWERS ABOUT THE MEIP

1.   WHAT IS THE PURPOSE OF THE MEIP?

     The MEIP gives you an opportunity to share in increases in the market value of the Common Shares above the amount paid to exercise your Options. This benefits the Company because it gives selected key employees incentive to work for the Company's long-term financial success and in the shareholders' best interest. In addition, the MEIP is a cost-effective way for the Company to raise money for LGII's capital needs.

2.   HOW DOES THE MEIP WORK?

     An Option gives you the right to acquire Common Shares during the next seven years. In order to acquire the Common Shares, you first must exercise your Option, as described below. Upon exercise of your Option, you receive Debentures that are immediately exchanged for Convertible Preferred Shares. If you are a U.S. Participant, you Convertible Preferred Shares may be converted from time to time, at your discretion, into Common Shares. If you are a Canadian Participant, your Convertible Preferred Shares will be converted immediately into Common Shares.

     The amount you pay to acquire Common Shares under the MEIP is set when you buy your Option. You pay only 5% of this amount when you purchase your Option and the balance when you exercise your Option. The MEIP has been designed, however, so that you may simultaneously exercise your Option, sell the Common Shares and pay the remaining 95% to the Company, along with any selling expenses and tax withholdings, out of the proceeds of the sale of the Common Shares. You will receive the difference between the market value of the Common Shares on the date of sale and the amount you paid to acquire the Common Shares under the MEIP, less any related selling and tax withholding expenses.

     The following is an example of how the MEIP would operate, using the conversion price of $30.04 per share of Common Shares, a future market value per share of $35.00, $36.00 and $37.00 at the date of exercise of the Option in each of 1999, 2000 and 2001, respectively, and an Option to acquire 50,000 Common Shares.

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Amounts you Pay
---------------

   $  75,100      =      Amount you pay in June 1994 to acquire Option

   $ 713,450      =      Amount you pay in June 1999 to exercise 50% of Option
                         ($751,000 less $37,550)

   $ 356,725      =      Amount you pay in June 2000 to exercise 25% of Option
                         ($375,500 less $18,775)

   $ 356,725      =      Amount you pay in June 2001 to exercise 25% of Option
                         ($375,500 less $18,775)

   $ 1,502,000    =      Total amount you pay
   -----------

Amounts you Receive
-------------------

   $ 875,000      =      Amount you receive in June 1999 upon sale of 25,000
                         Common Shares

   $ 450,000      =      Amount you receive in June 2000 upon sale of 12,500
                         Common Shares

   $ 462,500      =      Amount you receive in June 2001 upon sale of 12,500
                         Common Shares

   $ 1,787,500    =      Total amount you receive
   -----------



Profit
------

   $285,500       =      Amounts you pay less amounts you receive (does not
                         account for selling expenses or taxes)

NOTE: YOUR PROFIT INCREASES SIGNIFICANTLY AS THE MARKET VALUE OF THE COMMON SHARES INCREASES. FOR EXAMPLE, IF THE MARKET PRICES IN THE ABOVE EXAMPLES WERE $50 IN 1999, $51 IN 2000 AND $52 IN 2001, THE PROFIT WOULD BE $1,035,500. IF THE MARKET PRICES WERE $60 IN 1999, $61 IN 2000 AND $62 IN 2001, THE PROFIT WOULD BE $1,535,500. IF THE MARKET PRICES WERE $70 IN 1999, $71 IN 2000 AND $72 IN 2001, THE PROFIT WOULD BE $2,035,500.

3.   WHAT ARE THE ADVANTAGES OF THE MEIP?

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     The MEIP allows you to share in long-term increases in the market value of the Common Shares with a relatively small initial investment. The MEIP allows you to pay only 5% of your initial cost to acquire the Common Shares under the MEIP a the time you purchase your Option. If the market value of the Common Shares increases above your cost to acquire the Common Shares under the MEIP, you then have the right to pay the remaining 95% out of the proceeds when you sell the Common Shares at a profit. If the market value of the Common Shares does not increase above your cost to acquire it, the Company will refund your initial investment in June 2001, without interest.

4.   WHO IS ELIGIBLE TO PARTICIPATE IN THE MEIP?

     The MEIP Administrator has selected 28 key employees who are eligible to participate.

5.   HOW DO I BECOME A PARTICIPANT?

     To become a Participant, you enter into an investment option agreement (the "Investment Option Agreement"), which describes the terms of your Option. You also pay the "Investment Option Amount" (the 5% "down payment") of $50 per $1,000 principal amount of Debentures specified in your Investment Option Agreement (which is equal to $1.50 per Common Share) when you acquire an Option.

6. WHAT IS THE MAXIMUM NUMBER OF COMMON SHARES A PARTICIPANT CAN ACQUIRE UNDER THE MEIP?

     Each Participant may acquire Options that ultimately will provide for the number of Common Shares allocated to such Participant by the MEIP Administrator. No Participant may acquire an Option that ultimately will provide for more than 500,000 Common Shares. The total number of Common Shares subject to the MEIP is 4,250,000. 2,750,000 Common Shares are designated for issuance pursuant to Options, and 1,500,000 Common Shares are designated for issuance pursuant to the Purchase Agreement.

6.   WHEN WILL I BE ABLE TO EXERCISE MY OPTION?

     You may not exercise your Option until June 1999 unless there is an Accelerated Vesting Event. SEE QUESTION 15. Beginning on June 15, 1999, you may exercise your Option for 50% of the shares of Common Shares related to your Option. You may exercise your Option for an additional 25% beginning on June 15, 2000, and for the remaining 25% beginning on June 15, 2001.

7.   WHAT IS THE EXERCISE PRICE I PAY?

     When you exercise your Option, you will pay a minimum exercise price of $285.38 per Debenture ($300.40 less $15.02 previously paid), which is exchanged immediately for one Convertible Preferred Share. Each Convertible Preferred Share is immediately

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convertible into 10 Common Shares.  In essence, upon exercise you will pay
$28.54 ($30.04 less $1.50 previously paid) per Common Share.

8.   HOW DO I EXERCISE MY OPTION AND ACQUIRE COMMON SHARES?

     To exercise your Option and acquire Common Shares, you deliver the documents required under the MEIP to the Company, giving the Company notice of your intent to exercise and specifying the number of Common Shares you wish to purchase. The office of the Senior Vice President, Law and Corporate Secretary will provide you with the proper forms. You may exercise all or any portion of your Option that is exercisable, but you must purchase a minimum of $50,000 face amount of Debentures, or all the remaining Debentures if fewer than $50,000.

9.   HOW MAY I PAY FOR MY STOCK WHEN I EXERCISE MY COMPANY OPTION?

     Although you may pay the Option exercise amount in cash, you may also simultaneously exercise your Option and sell the Common Shares. In these circumstances, your exercise price will be paid from a portion of the proceeds you receive upon sale of the Common Shares. To use this payment method, you deliver your exercise and conversion notices to the Company with instructions to
(a) sell the Common Shares you receive upon exercise and conversion and (b) give the Company a sufficient amount from the sale proceeds to pay the exercise price plus any federal, state and local withholding tax obligations and other fees and expenses. You also may pay the exercise price in cash or with a bank certified or cashier's check in the amount of the exercise price.

10. ARE THERE LIMITATIONS ON THE SALE OF THE COMMON SHARES PURCHASED UNDER THE MEIP?

     Generally, you may sell the Common Shares received upon exercise of your Option at any time you choose. If you are an affiliate of TLGI, your resale may be subject to certain limitations. SEE QUESTION 22. At the time of resale of the Common Shares, certain provisions of Section 16 of the United States Securities Exchange Act of 1934 ("Exchange Act") may apply to you. SEE QUESTION 23.

11.  WHAT ABOUT TAXES?

     The Company is required to withhold certain taxes when you exercise your Option. For Participants who are U.S. residents, this amount generally ranges from 28% to 34%, depending on the Participant's state of residence. This percentage is applied to the amount of ordinary income realized when the Option is exercised (generally, the fair market value of the Common Shares on the exercise date less your basis in the Common Shares). You must pay this amount to the Company before any share certificates will be delivered to you. Because of this withholding requirement, you may want to sell at least enough Common Shares to cover your tax withholding obligation.

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12.  HOW DOES MY OPTION VEST?

     Your Option will vest (I.E. become nonforfeitable) if you are no longer employed by the Company in accordance with the following schedule:

     June 15, 1995       14%

     June 15, 1996       14%

     June 15, 1997       14%

     June 15, 1998       14%

     June 15, 1999       14%

     June 15, 2000       15%

     June 15, 2001       15%

If your employment with the Company terminates before your Option is fully vested, TLGI will refund the price you paid with respect to the unvested portion of your Option. SEE QUESTION 14. If an "Accelerated Vesting Event" occurs, your Option will fully vest at that time. SEE QUESTION 15.

13.  WHAT HAPPENS TO MY OPTION IF MY EMPLOYMENT TERMINATES?

     If your employment terminates before June 15, 2001 for any reason, including retirement, death or permanent disability, your Option will be repurchased by the Company upon termination at the price you paid for it to the extent it has not vested (I.E. become nonforfeitable) in accordance with the schedule in Question 13. You (or your estate or beneficiary) will continue to participate in the MEIP and will be able to exercise your Option (to the extent vested) in accordance with the exercise schedule described in Question 7 and the terms of the MEIP. The MEIP and the Investment Option Agreement do not confer any right to continued employment with the Company.

14.  WHAT HAPPENS IF THERE IS AN "ACCELERATED VESTING EVENT"?

     Under the MEIP, an "Accelerated Vesting Event" occurs if there is: (i) an event of default under the Debentures, (ii) a change of control that causes certain provisions of the Shareholder Protection Rights Plan to become applicable or (iii) someone other than Raymond L. Loewen acquires 25% or more of the Common Shares. If an Accelerated Vesting Event occurs, then your Options immediately vest in full and become fully exercisable.

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15.  IF THERE IS A STOCK SPLIT, A REVERSE STOCK SPLIT, A STOCK DIVIDEND OR
     EXCHANGE OF THE COMMON SHARES, WHAT IS THE EFFECT ON THE MEIP AND THE COMMON SHARES I RECEIVE UPON EXERCISE?

     The amount of Common Shares you ultimately are entitled to receive when you exercise your Option will be adjusted proportionately to account for these events.

16.  MAY THE COMPANY REPURCHASE MY INVESTMENT OPTION?

     Under the MEIP, if the weighted average trading price of the Common Shares for any five consecutive days on which such shares are traded on Nasdaq National Market exceeds $75.00 per shares (as adjusted to reflect any stock split, stock dividend or similar event) then LMIC may repurchase your Option (and all other Options) upon giving you 20 business days' notice. However, upon giving such notice, the Options would immediately vest in full and become fully exercisable (except to the extent part of an Option has been forfeited because of a termination of employment), and you would be entitled to exercise your Option and to receive Common Shares.

     LMIC is required to refund the amount you paid for your Option, without interest or premium, if you have not exercised your Option by June 15, 2001, or if there is a default under the Debentures.

17.  MAY I WITHDRAW FROM THE MEIP?

     No. The MEIP is designed to give you an opportunity to take advantage of the long-term appreciation of the Common Shares with a minimum initial investment. If you choose not to exercise your Option, it will be repurchased from you on June 15, 2001. You should consider this a long-term investment and, therefore, you should consider carefully the economic risk related to this investment.

18.  MAY I ASSIGN OR TRANSFER MY RIGHTS UNDER THE MEIP?

     No. The rights granted to you under the MEIP are yours alone and your Investment Option is not transferable. You may designate a person who can exercise your rights if you die before your Option has been exercised. To designate a person, or to change your designation, you must give the MEIP Administrator written notice of the designation.

19.  WHEN DOES MY OPTION EXPIRE?

     Your Option expires on June 15, 2001.

20.  WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES TO PARTICIPANTS?

     Please see "Income Tax Consequences" contained in the Supplement for a description of the general tax rules relating to the MEIP.

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21.  ARE THERE ANY OTHER RESTRICTIONS ON RESELLING COMMON SHARES?

     Common Shares acquired pursuant to the MEIP may be resold through a broker in Canada without restriction. If a Participant resells Common Shares through a broker in the United States, certain restrictions may apply if the Participant is an "affiliate" of TLGI. Generally, the Securities and Exchange Commission ("SEC") presumes that an executive officer of TLGI is an "affiliate."

     Under SEC Rule 144, "affiliates" of TLGI are subject to the following limitations when they resell Common Shares through a United States broker:

     1. Sales must be made in unsolicited brokerage transactions or to market makers.

     2. Sales volume is limited during any three month period to the greater of 1% of the outstanding shares or the weekly average trading volume for the last four weeks on the Nasdaq National Market.

     3. If sales in any three month period exceed 500 shares or result in proceeds in excess of $10,000, a Form 144 must be filed with the SEC and Nasdaq National Market at or before the time the sell order is placed with a broker or the sale is made to a market maker.

     Typically, a United States broker will be familiar with Rule 144 and will take care of filing the Form 144 for you.

22. IF I AM AN OFFICER SUBJECT TO SECTION 16 OF THE EXCHANGE ACT, HOW AM I TREATED DIFFERENTLY?

     Section 16 of the Exchange Act requires insiders (executive officers, directors and more than 10% holders) of certain public companies to report purchases and sales of company securities to the SEC. In addition, Section 16 requires those insiders to disgorge profits made on non-exempt purchases and sales made within a six month period.

     TLGI CURRENTLY IS NOT SUBJECT TO SECTION 16. HOWEVER, TLGI MAY BECOME SUBJECT TO SECTION 16 AT SOME POINT IN THE FUTURE. IN THIS EVENT, THE "INSIDERS" OF TLGI WOULD BE SUBJECT TO SECTION 16.

     If TLGI becomes subject to Section 16 in the future, any person who is deemed to be an "executive officer" should consult with the Senior Vice President, Law, General Counsel and Corporate Secretary of TLGI and/or his legal advisor prior to exercising an Option and disposing of Common Shares.

     Under Section 16, there is no exemption for disposition of Common Shares acquired pursuant to the exercise of an Option. Accordingly, if Section 16 applies,

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dispositions of Common Shares will be matched with any acquisitions of Common
Shares made within six months, and any resulting profit would be required to be disgorged to TLGI.

23.  WHO ADMINISTERS THE MEIP?

     The MEIP Administrator is a committee of TLGI's Board of Directors that has been appointed by the Board to administer the MEIP. The MEIP Administrator has the authority to interpret the MEIP and establish or amend rules and regulations for administering the MEIP. It also has the authority to determine all matters relating to the Options. The present members of the MEIP Administrator are listed in the Supplement. The address of the MEIP Administrator and each member is c/o TLGI's principal executive offices located at 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8, telephone number (604) 299-9321.

24.  MAY THE MEIP BE CHANGED OR DISCONTINUED?

     TLGI's Board of Directors expects that the MEIP will continue as described until no Debentures or Convertible Preferred Shares remain outstanding. However, the Board of Directors may amend, suspend or terminate the MEIP at any time. If the MEIP is amended, suspended or terminated, your rights under an outstanding Option may not be adversely affected without your consent.

25.  WILL TLGI BUY BACK COMMON SHARES PURCHASED UNDER THE MEIP?

     TLGI has no obligation to buy Common Shares purchased under the MEIP.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the SEC by TLGI, are hereby incorporated by reference herein:

     (i) TLGI's latest annual report, filed pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act");

     (ii) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by TLGI document referred to in (i) above; and

     (iii) The description of TLGI's Common Shares contained in a registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by TLGI with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act shall be deemed to be incorporated by

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reference herein and to be a part hereof from the date of filing (except that no document shall be deemed to be incorporated by reference if filed with the SEC after the filing of a post-effective amendment which deregisters securities subject to the MEIP then remaining unsold).

     Upon written or oral request, TLGI shall provide without charge to each person to whom a copy of the MEIP has been delivered a copy of any or all of the documents referred to above (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the MEIP incorporates) and any other documents required to be delivered pursuant to SEC Rule 428(b) under the Act. Requests should be directed to the Corporate Secretary of TLGI, at TLGI's principal executive offices located at 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8, telephone number (604) 299-9321.

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